SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

TerraForm Power, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

88104R100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88104R100

1	Name of Reporting Person: R/C US Solar Investment Partnership, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,840,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,840,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,840,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 9.7%

12	Type of Reporting Person PN

CUSIP No. 88104R100

1	Name of Reporting Person: Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,840,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,840,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,840,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 9.7%

12	Type of Reporting Person OO

CUSIP No. 88104R100

1	Name of Reporting Person: R/C Renewable Energy GP II, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 5,840,000

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 5,840,000

9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,840,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 9.7%

12	Type of Reporting Person OO

Item 1(a).	Name of Issuer: TerraForm Power, Inc.
Item 1(b).	Address of Issuer’s Principal Executive Offices: 7550 Wisconsin Avenue, 9th Floor Bethesda, Maryland, 20814

Item 2(a).	Names of Persons Filing: R/C US Solar Investment Partnership, L.P. Riverstone/Carlyle Renewable Energy Grant GP, L.L.C. R/C Renewable Energy GP II, LLC
Item 2(b).

Address or Principal Business Office or, if none, Residence:
The principal business office for each of R/C US Solar Investment Partnership, L.P., Riverstone/Carlyle Renewable Energy Grant GP, L.L.C. and R/C Renewable Energy GP II, LLC is:

712 Fifth Avenue, 36th Floor
New York, NY 10019

Item 2(c).

Citizenship:
R/C US Solar Investment Partnership, L.P. is a Delaware limited partnership.

Each of Riverstone/Carlyle Renewable Energy Grant GP, L.L.C. and R/C Renewable Energy GP II, LLC is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities: Class A Common Stock, par value $0.01
Item 2(e).	CUSIP Number: 88104R100

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership:

The percent of class provided for each reporting person below is based on 54,217,984 outstanding shares of Class A common stock and 5,840,000 outstanding Class B1 units of TerraForm Power, LLC, which are exchangeable for shares of Class A common stock on a one-for-one basis at any time, as reported in TerraForm Power, Inc.’s Prospectus dated January 15, 2015 (File No. 333-200830) filed under Rule 424(b)(4) with the Commission on January 20, 2015.

	1.	R/C US Solar Investment Partnership, L.P.
		a.	Amount beneficially owned: 5,840,000
		b.	Percent of class: 9.7%
		c.	Number of units as to which the person has:
			i.	Sole power to vote or to direct the vote: 0

		ii.	Shared power to vote or to direct the vote: 5,840,000
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 5,840,000
2.	Riverstone/Carlyle Renewable Energy Grant GP, L.L.C.
	a.	Amount beneficially owned: 5,840,000
	b.	Percent of class: 9.7%
	c.	Number of units as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 5,840,000
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 5,840,000
3.	R/C Renewable Energy GP II, LLC
	a.	Amount beneficially owned: 5,840,000
	b.	Percent of class: 9.7%
	c.	Number of units as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 5,840,000
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 5,840,000

The reporting persons beneficially own 5,840,000 Class B1 units of TerraForm Power, LLC. The Class B1 units are exchangeable for shares of Class A common stock of TerraForm Power, Inc. on a one-for-one basis at any time, and as a result, the reporting persons may be deemed to beneficially own the shares of Class A common stock for which such Class B1 units are exchangeable.

R/C US Solar Investment Partnership, L.P. is the record holder of 5,840,000 Class B1 units of TerraForm Power, LLC. Riverstone/Carlyle Renewable Energy Grant GP, L.L.C. is the general partner of R/C US Solar Investment Partnership, L.P. R/C Renewable Energy GP II, LLC is the managing member of Riverstone/Carlyle Renewable Energy Grant GP, L.L.C. R/C Renewable Energy GP II, LLC is managed by an eight-person investment committee. The reporting persons other than R/C US Solar Investment Partnership, L.P. may be deemed to share beneficial ownership of the Class B1 units owned of record by R/C US Solar Investment Partnership, L.P.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications:
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: February 12, 2015	R/C US SOLAR INVESTMENT PARTNERSHIP, L.P.

By Riverstone/Carlyle Renewable Energy Grant GP, L.L.C., its general partner

By R/C Renewable Energy GP II, LLC, its sole member

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

RIVERSTONE/CARLYLE RENEWABLE ENERGY GRANT GP, L.L.C.

By R/C Renewable Energy GP II, LLC, its sole member

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

R/C RENEWABLE ENERGY GP II, LLC

	By:	/s/ Thomas J. Walker
	Name:	Thomas J. Walker
	Title:	Authorized Person

[Signature Page — Schedule 13G]

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement